FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number _____0-16174_____

<u>**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**</u>
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
<u>**Petach Tikva 49131 Israel**</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F <u>   X   </u>   Form 40-F <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): <u>   </u>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u>   X   </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-<u>   </u>



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
George Barrett
President and CEO
Teva North America
(215) 591-3030
Liraz Kalif / Kevin Mannix
Investor Relations
(011) 972-3-926-7554 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA DRAWS DOWN ON RECENTLY ESTABLISHED US$ 350 MILLION SYNDICATED LOAN FACILITY

Jerusalem, Israel, November 25, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has fully drawn down on a US$ 350 multicurrency term loan facility established in September 2005 with a syndicate of banks. The loan is split into two equal tranches of US$ 175 million each, respectively repayable within three and five years.

This is the fourth syndicated loan which Teva has put together in the international financial market since 1993.

The syndicate was arranged by Sumitomo Mitsui Banking Corporation Europe Limited acting as Facility Agent, together with Citibank, N.A., London, and Deutsche Bank AG. The syndicate participants comprise 21 banks based in Israel, Europe, the United States and China, each of which committed to lending between US$10m and US$25m. Some of the banks have not previously had business dealings with Teva, and some of them have no previous dealings with Israel. The loan replaces a prior syndicated loan. Whilst the intention was to upsize the loan to between $150m and $250m, following a positive market response the amount was ultimately upsized to $350m.

Under the terms of the loan agreement, funds were made available to various European subsidiaries of Teva, with Teva acting as guarantor. The funds will be utilized for general corporate purposes, in addition to replacing the prior syndicated loan of US$135m. This transaction reflects Teva's financial strategy in two ways: increasing exposure to a wider range of international banks, parallel to Teva's increased global presence, and increasing the long term portion of Teva's total debt as a hedge against exposure to different currencies used by Teva.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: *This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition with Ivax Corporation will be consummated and the terms of any conditions imposed in connection with such closing, the terms and conditions of the financing utilized by Teva for the Ivax acquisition, Teva's ability to rapidly integrate Ivax's operations and achieve expected synergies, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic version of Neurontin®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S.*

Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: November 24, 2005